Shearson Financial Services, LLC

Statement of Financial Condition [with supplemental information as required by Rule 17a-5 of the Securities and Exchange Commission]

December 31, 2020

SHEARSON FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3-10



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of **Shearson Financial, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Shearson Financial, LLC** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as **Shearson Financial, LLC** auditor since 2017.
Margate, Florida
February 18, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$	270,745
Deposit with Clearing Organization		200,000
Receivable from Clearing Organization		74,990
Marketable Securities, at Fair Value		68
Prepaid Expenses		3,333
Property and Equipment,		
(Net of Accumulated Depreciation $263,193)		643
Right of use Asset - Lease		129,931
Deposits		11,500
TOTAL ASSETS	$	691,210

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable and accrued liabilities	$	45,051
Commissions Payable		174,000
Payable to RBC		212
Lease Liability		126,313
TOTAL LIABILITIES		345,576
MEMBER'S EQUITY		345,634
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	691,210

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Shearson Financial Services, LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with other dealers, and in an agency capacity, buying and selling securities for its customers and earning a commission. The Company is a broker-dealer registered with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA].

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deposit with clearing organization

The deposit with clearing organization consists of $200,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 6].

Securities owned, at fair value

Securities are valued at fair value. At December 31, 2020 the Company had $68 in securities owned.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

The Company has established a $1,000 asset capitalization policy. Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment.

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal tax purposes. Under this election, no provision for income taxes is made since such taxes are included in the personal return of the member.

The Company assesses its unrecognized tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Management believes the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2016.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America [GAAP] requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company earns revenue from full-service brokerage and trading.

All revenues are recorded in accordance with ASC 606, Revenue from contracts with customers, which is recognized when: All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time. The Company provides the client with trade execution services and the customer will pay the trading fees imposed by the broker. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and custody services). Fees for trade execution are paid per trade. The fees noted our agreements are primarily variable based on assets under management and recognized at the time the service is provided.

The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

In applying the provisions of fair value accounting, the following valuation techniques were employed:

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over the counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by reputable independent pricing sources selected by management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Commercial Mortgage-Backed Securities (CMBS) and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. There is no impact to the financials in regards to these standards.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 2.　RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears all of its transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing organization totaled $74,990.

NOTE 3.　FAIR VALUE MEASUREMENT

The following table presents information about the Company's financial assets measured at fair value as of December 31, 2020:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities	$ 68	$ -	$ -	$ 68

The carrying amount of those assets and all other assets and liabilities noted on the balance sheet are reflected at fair value due to the short-term nature of the liabilities.

NOTE 4.　COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

A client filed an arbitration claim against a broker and the Company. The claim was settled for $42,500 as a nuisance claim. Per the agreement, the settlement is to be paid $14,500 by the Company the remaining by the broker. At December 31, 2020 the Company owes $10,500 of their portion and these amounts owed are recorded in accrued expenses on the accompanying Balance Sheet.

Management has concluded that the COVID-19 outbreak in 2020 did not have a significant impact on business. Due to the level of risk this virus may have on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 5.	LEASES

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The Company's current office space was leased under a five-year term which expires on December 31, 2024. The monthly rent under the lease is $3,333. As a result of the adoption of the new lease accounting guidance, the Company recognized on December 31, 2019 (a) a lease liability of $156,551, which represents the present value of the remaining payments of $181,552, discounted using the Company's incremental borrowing rate of 6.75%, and (b) a right-of-use asset of $163,863.

The Company is obligated under a non-cancelable lease agreement for its office facility in Boca Raton, Florida, which expired in April 2016. In March 2019, the Company extended its lease through May 2024. Monthly rent expense is approximately $3,000, excluding common area maintenance fees.

Approximate future minimum payments under the non-cancelable lease for the years subsequent to December 31, 2020 are as follows:

Year	Office Lease
2021	41,087
2022	42,319
2023	43,589
2024	14,672
Total lease payments	$ 141,667
Less: interest	15,354
Present Value of lease payments	126,313
Short Term	48,596
Long Term	77,717

Total rent expense including common area maintenance fees was $43,332 for the year ended December 31, 2020.

NOTE 6.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At December 31, 2020, the Company's "Net Capital" was $326,032 which exceeded the requirements by $226,032. The ratio of "Aggregate Indebtedness" to "Net Capital" was .67 to 1 at December 31, 2020.

NOTE 7.   PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2020 are as follows:

Furniture and Fixtures	$ 187,741
Office Equipment	76,095
	263,836
Less accumulated depreciation	(263,193)
	$ 643

Depreciation expense was $334 for the year ended December 31, 2020.

NOTE 8.   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions including To-Be-Announced Securities (TBA). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The trading of TBAs is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 8. **OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)**

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2020. The Company did not have any cash in excess of federally insured limits at December 31, 2020.

NOTE 9. **SUBSEQUENT EVENTS**

Under the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 18, 2021, and has determined that there are no material events that would require adjustment to or additional disclosure herein.